2023 REPORT

Illoominus

Dear investors,

Thanks for joining Illoominus for our journey. Your support and advocacy mean the world. We look forward to making you proud. If you would like to be added to our monthly updates and are not already receiving these, please let me know.

We need your help!

Access to potential buyers and referrals. Building a network of advocates for the platform.

Sincerely,

Noelle London

Founder

How did we do this year?

REPORT CARD

B+

😊 The Good

😞 The Bad

The Good

Raised a successful pre-seed round in the worst year for raising in a decade.

Brought on a stellar, startup-experienced tech team that significantly updated our platform.

Continued to serve customers and add value.

The Bad

Challenges with market landscape and shrinking budgets of organizations.

With the above, buyer authority was changing real-time so deals became riskier as the process was shifting without buyer knowledge.

Raising capital as a female founder in this challenging landscape took more time and resources than anticipated.

2023 At a Glance

January 1 to December 31

$102,287 **+122%**
Revenue

-$245,617
Net Loss

$3,000
Short Term Debt

$362,000
Raised in 2023

$212,850
Cash on Hand
As of 03/15/24

INCOME BALANCE NARRATIVE


Revenues
Profit
US$45,993
-US$90,263
US$102,287
-US$245,617
2022
2023

Net Margin: -240% Gross Margin: 83% Return on Assets: -70% Earnings per Share: -$0.22 Revenue per Employee: $51,144

Cash to Assets: 80% Revenue to Receivables: 170 Debt Ratio: -28%

Iloominus_GAAP_Financial_Report.pdf

We ❤️ Our 37 Investors

Thank You For Believing In Us

Julie Hussey
Erin Shang
Ramesh Dontha
Victor Raisys
Thao Do
Karen Cope
Adam Heintz
Carlos Gonzalez
Robert Joy
Nathaniel Smith
Girish Pai
Mira Patel
Anneliese Olson
Sebnem Tugce Pala
Fabiola Cazares
Michael Conti
Dimitri Mezidor
Azra Panjwani
Ellie Daw
Robert Niehaus
Michael Neff
Bastian Paetzold
Angela Chen
Rob Jacques
Jason Brancato
Anastasia Crew
Toni Boudreaux
Aparna Ramaswamy
Jessica Schultz
Gokul Naidu
Michael Goulart
Gale Wilkinson
Adam Mustefa

Thank You!

From the Illoominus Team

Noelle London

Founder

Most recently, Noelle launched and ran the Accenture Ventures US-South program and her team was charged with leading joint go-to-market strategies with Accenture's...

Details

The Board of Directors

Director	Occupation	Joined
Noelle London	Founder + CEO @ Illoominus	2022

Officers

Officer	Title	Joined
Noelle London	CEO	2022

Voting Power

Holder	Securities Held	Voting Power
Noelle London	1,000,000 Common	90.9%

Past Equity Fundraises

Date	Amount	Security	Exemption
07/2022	$100,000		Section 4(a)(2)
07/2022	$30,000	Safe	Section 4(a)(2)
07/2022	$20,000	Common Stock	Section 4(a)(2)

06/2023	$300,000	Safe	Section 4(a)(2)
10/2023	$62,000		4(a)(6)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/07/2022	$100,000	5.0%	80.0%	$3,000,000	07/07/2024

Outstanding Debts

None.

Related Party Transactions

Name	London Investment Fund, LLC
Amount Invested	$125,000
Transaction type	Safe
Issued	06/28/2023
Discount rate	0.0
Valuation cap	$6,000,000
Relationship	Family - father and brother

Post money SAFE Agreement

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	1,100,000	1,100,000	Yes

Warrants:	0
Options:	0

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Market conditions are challenging for b2b SaaS companies but we believe we're well-positioned as the economy improves to leverage our position in the build v. buy cycles.

Our biggest focus in the next 12-18 mos. will be building a repeatable sales process and demonstrating product-market fit.

We are currently operating on a low code platform while we continue to build IP within our data science team. We have accounted for a replatform of our tech architecture in the next 18 months.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Noisy and Competitive HR Space: The human resources (HR) industry is known for being noisy and highly competitive. The market is saturated with numerous companies offering HR solutions, making it challenging for a new entrant to stand out and gain market share. The company may face difficulty in capturing the attention of potential customers, resulting in slower adoption rates and revenue growth.

Fragmented HR Market: The HR industry is fragmented, with various solutions catering to specific HR functions or targeting specific industries. The presence of numerous niche players can make it difficult for a company to penetrate the market and compete effectively. The fragmented landscape may lead to a slower market adoption rate for the company's product or service.

Data Privacy Concerns: With increasing emphasis on data privacy and security, companies operating in the HR space face the challenge of complying with stringent regulations and safeguarding sensitive employee data. A data breach or failure to adequately protect data can result in legal and reputational consequences, leading to financial losses and loss of customer trust.

Regulatory and Compliance Risks: The HR industry is subject to various regulations and compliance requirements, including employment laws, data protection regulations, and labor market regulations. Failure to comply with these regulations can lead to fines, penalties, and legal disputes, which can adversely impact the company's financial position and reputation.

Economic Downturn or Recession: Economic downturns or recessions can significantly impact the HR industry. During times of economic uncertainty, companies often prioritize cost-cutting measures, which can lead to reduced demand for HR solutions or delayed decision-making on purchasing decisions. This can result in decreased revenue and slower growth for the company.

Dependency on Key Personnel: If the success of the company heavily relies on a few key personnel, such as founders or key executives, the departure or unavailability of these individuals could pose a risk to the company's operations and strategic direction. It is essential to have succession plans and a diverse team to mitigate this risk.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such

Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Illoominus Software, Inc.

Georgia Corporation
Organized September 2021
2 employees
619 Flat Shoals Ave SE
Atlanta GA 30316 http://www.illoominus.com

Business Description

Refer to the Illoominus profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Illoominus is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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